UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2017

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Pierre Dulin
Name:	Pierre Dulin
Title:	General Manager

Notice of 2017 Annual Meeting of Shareholders and Proxy Statement

Wednesday, April 19, 2017 at 10:30 a.m., Panama City, Panama (Local Time)

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
Street address:
Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este

Mailing address: P.O. Box 0819-08730
Panama City, Republic of Panama

March 16, 2017

Dear Shareholder:

You are cordially invited to attend the 2017 Annual Meeting of Shareholders (the “Annual Meeting”) of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the “Bank”) to be held at the Hilton Panama Hotel, Avenida Balboa and Calle Aquilino de la Guardia, Panama City, Republic of Panama, on Wednesday, April 19, 2017, at 10:30 a.m. (Panama time).

At the Annual Meeting, the holders of the shares of all classes of the Bank’s common stock will be asked to vote:

1)	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2016 (Proposal 1);

2)	to ratify Deloitte (“Deloitte”) as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2017 (Proposal 2);

3)	to elect three directors, two directors to represent the holders of the Class A shares of the Bank’s common stock (“Class A Directors”) and one director to represent the holders of the Class E shares of the Bank’s common stock (“Class E Director”), each to serve a three-year term (Proposal 3);

4)	to approve, on a non-binding advisory basis, the compensation of the Bank’s executive officers (Proposal 4);

5)	to hold a non-binding advisory vote on whether an advisory vote on executive compensation should be held every one, two or three years (Proposal 5); and

6)	to transact such other business as may properly come before the Annual Meeting.

Proposals 1, 2, 3, 4 and 5 are more fully described in the attached Proxy Statement. Also attached are a Notice of the Annual Meeting and a proxy card. Copies of the Bank’s 2016 Annual Report, which includes its audited consolidated financial statements for the fiscal year ended December 31, 2016, may be obtained by writing to Mr. Christopher Schech at Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama, or by visiting the “Investor Relations” section of the Bank’s website at http://www.bladex.com.

Important notice to beneficial shareholders of Class E shares who hold their shares through a broker rather than directly in their own name: In accordance with the New York Stock Exchange (“NYSE”) rules, your broker will not be able to vote your shares with respect to any non-routine matters (including the election of directors) if you have not given your broker specific instructions to do so. There are two routine matters to be voted on at the Annual Meeting: the approval of the audited consolidated financial statements for the fiscal year ended December 31, 2016 and the ratification of our independent registered public accounting firm for the fiscal year ending December 31, 2017. The election of directors, the advisory vote on executive compensation, and the advisory vote on frequency of such advisory vote on executive compensation are matters considered non-routine under applicable rules.

A broker or other nominee cannot vote without instructions on non-routine matters, and therefore broker non-votes may exist in connection with such proposals. Most of our outstanding shares are held in this manner, so it is important that you submit a vote. We strongly encourage all shareholders to vote. Please vote as soon as possible, even if you plan to attend the Annual Meeting in person.

To ensure that you are properly represented at the Annual Meeting as a shareholder, we ask that you please read and complete the enclosed materials promptly, and that you duly sign and date the proxy card with your vote. Class E Shareholders (as defined below) shall have the option to use the Internet, telephone, or mail to vote their proxy in accordance with the instructions provided in their proxy cards. Should you attend the Annual Meeting in person, you will be able to vote in person if you so desire, regardless of whether you sent a proxy card.

The Board of Directors of the Bank (the “Board”) requests that you vote FOR the proposals as set forth in the proxy card. Your vote and support are important to the Bank.

On behalf of the Board, we thank you for your cooperation and continued support, and look forward to seeing you in Panama on Wednesday, April 19, 2017.

Sincerely,

Jorge Luis Real
Secretary

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 19, 2017

NOTICE IS HEREBY GIVEN to all holders of the issued and outstanding shares of common stock of Banco Latinoamericano de Comercio Exterior, S.A., a banking institution incorporated in accordance with the laws of the Republic of Panama (hereinafter called the “Bank”), as of the record date set forth below, that the 2017 Annual Meeting of Shareholders (such meeting, including any postponements or adjournments thereof, hereinafter referred to as the “Annual Meeting”) of the Bank will be held at Hilton Panama Hotel, Avenida Balboa and Calle Aquilino de la Guardia, Panama City, Republic of Panama, at 10:30 a.m. (Panama time), on Wednesday, April 19, 2017.

The Annual Meeting will be held for the following purposes:

1)	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2016 (Proposal 1);

2)	to ratify Deloitte as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2017 (Proposal 2);

3)	to elect three directors, two directors to represent the holders of the Class A shares of the Bank’s common stock (“Class A Directors”), and one director to represent the holders of the Class E shares of the Bank’s common stock (“Class E Director”), each to serve a three-year term (Proposal 3);

4)	to approve, on a non-binding advisory basis, the compensation of the Bank’s executive officers (Proposal 4);

5)	to hold a non-binding advisory vote on whether an advisory vote on executive compensation should be held every one, two or three years (Proposal 5); and

6)	to transact such other business as may properly come before the Annual Meeting.

The Board has fixed the close of business on March 14, 2017 as the record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting. The presence (in person or by proxy) of holders representing at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting generally. In addition, the presence (in person or by proxy) of holders representing at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share, of each such class is necessary to constitute a quorum at the Annual Meeting for the purpose of electing directors of such class. If a quorum is not present at the Annual Meeting scheduled to be held on Wednesday, April 19, 2017, at 10:30 a.m. (Panama time), then a second meeting will be held at 10:30 a.m. (Panama time) on Thursday, April 20, 2017, at the same location. At such second meeting, a quorum at the Annual Meeting generally will be constituted by the shareholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum will be constituted by the shareholders of each separate class of shares present (in person or by proxy) at such meeting.

Shareholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the envelope provided, even if they expect to attend the Annual Meeting in person. Class E Shareholders (as defined below) shall have the option to use the Internet, telephone or mail to vote their proxy in accordance with the instructions provided in their proxy cards. If shareholders attend the Annual Meeting, they may revoke their proxies and vote in person if they so desire, even if they have previously mailed their proxy cards.

The enclosed proxy card is being solicited by the Board. Each Proposal and the instructions for voting, in person or by proxy, are more fully described in the attached Proxy Statement.

By Order of the Board of Directors,

Jorge Luis Real
Secretary

March 16, 2017

IT IS IMPORTANT THAT ALL SHAREHOLDERS BE REPRESENTED (IN PERSON OR BY PROXY) AT THE ANNUAL MEETING. PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED ADDRESSED ENVELOPE, EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON. CLASS E SHAREHOLDERS SHALL HAVE THE OPTION TO USE THE INTERNET, TELEPHONE OR MAIL TO VOTE THEIR PROXY IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THEIR PROXY CARDS.

SHAREHOLDERS WHO ATTEND THE ANNUAL MEETING IN PERSON MAY REVOKE THEIR PROXIES AND VOTE IN PERSON IF THEY SO DESIRE.

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

_____________________________________________________

PROXY STATEMENT
FOR THE 2017 ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 19, 2017

_____________________________________________________

This Proxy Statement is being furnished to holders of shares of common stock of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the “Bank”) in connection with the solicitation by the Board of Directors of the Bank (the “Board”) of proxies to be used at the 2017 Annual Meeting of Shareholders (the “Annual Meeting”) to be held on Wednesday, April 19, 2017, at Hilton Panama Hotel, Avenida Balboa and Calle Aquilino de la Guardia, Panama City, Republic of Panama, at 10:30 a.m. (Panama time), and at any postponements or adjournments thereof. Unless the context otherwise requires, all references to the Annual Meeting in this Proxy Statement will mean the Annual Meeting and any postponements or adjournments thereof.

The Annual Meeting has been called for the following purposes:

1)	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2016 (See Proposal 1);

2)	to ratify Deloitte as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2017 (See Proposal 2);

3)	to elect three directors, two directors to represent the holders of the Class A shares of the Bank’s common stock (“Class A Directors”), and one director to represent the holders of the Class E shares of the Bank’s common stock (“Class E Director”), each to serve a three-year term (See Proposal 3);

4)	to approve, on a non-binding advisory basis, the compensation of the Bank’s executive officers (See Proposal 4);

5)	to hold a non-binding advisory vote on whether an advisory vote on executive compensation should be held every one, two or three years (Proposal 5); and

6)	to transact such other business as may properly come before the Annual Meeting.

The Board recommends that all shareholders vote FOR each of Proposal 1 and Proposal 2. With respect to Proposal 3, the Board recommends that (i) all holders of the Class A shares (“Class A Shareholders”) vote FOR granting proxy holders the discretion to vote, in accordance with their best judgment, for any Class A Directors nominated at the Annual Meeting, and (ii) all holders of the Class E shares (“Class E Shareholders”) vote FOR Mario Covo as director to represent Class E Shareholders. With respect to Proposal 4, the Board recommends that all shareholders vote FOR the approval, on a non-binding advisory basis, of the compensation of the Bank’s named executive officers as disclosed in “Compensation of Executive Officers and Directors” and the related narrative disclosure included elsewhere in this Proxy Statement. With respect to Proposal 5, the Board recommends that all shareholders vote, on a non-binding advisory basis, FOR the option of “1 year” for future advisory votes on executive compensation. This Proxy Statement is being mailed to shareholders entitled to vote at the Annual Meeting on or about March 16, 2017. If the enclosed proxy card is properly executed and returned to the Bank in time to be voted at the Annual Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. Class E Shareholders shall have the option to use the Internet, telephone or mail to vote their proxy in accordance with the instructions provided in their proxy cards. The presence of a shareholder at the Annual Meeting will not automatically revoke that shareholder’s proxy. Shareholders may, however, revoke a proxy at any time prior to its exercise by delivering to the Bank a duly executed proxy bearing a later date, by attending the Annual Meeting and voting in person, or by providing written notice of revocation to the Secretary of the Bank at Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama. Unless revoked or unless contrary instructions are given (either by vote in person or by subsequent proxy), if a proxy is duly signed, dated and returned, but has no indication of how the applicable shareholder wants to vote with respect to any of the proposals set forth in such proxy, then such proxy will be deemed to grant authorization to vote as follows: (1) FOR Proposal 1 to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2016; (2) FOR Proposal 2 to ratify Deloitte as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2017; (3) FOR Proposal 3 to grant proxy holders the discretion to vote, in accordance with their best judgment, to elect two directors to represent the Class A Shareholders, and to elect Mario Covo as director to represent the Class E Shareholders of the Bank’s common stock; (4) FOR Proposal 4 to approve, on a non-binding advisory basis, the compensation of the Bank’s named executive officers as disclosed in “Compensation of Executive Officers and Directors” and the related narrative disclosure; (5) FOR Proposal 5 to select the option of “1 year” for future advisory votes on executive compensation; and (6) in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting.

To reduce the expense of delivering duplicate proxy materials to our shareholders, we will be delivering only one set of proxy materials to multiple shareholders who share an address unless we receive contrary instructions from any shareholder at that address. This practice, known as “householding,” reduces duplicate mailings, saving printing and postage costs as well as natural resources. Each shareholder retains a separate right to vote on all matters presented at the Annual Meeting. If such a shareholder wishes to receive a separate set of proxy materials, the additional copy can be requested by contacting the Secretary of the Bank at Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama. A separate set of proxy materials will be sent promptly following receipt of the request. If such shareholder wishes to receive a separate set of proxy materials in the future, the request may be made at the same address provided above.

Solicitation

The cost of soliciting proxies will be borne by the Bank. In addition to the solicitation of proxies by mail, the Bank, through its directors, officers and other employees, may solicit proxies in person or by telephone, fax or e-mail. The Bank will also request persons, firms and corporations holding shares in their names or in the names of nominees, which are beneficially owned by others, to send the proxy material to, and obtain proxies from, such beneficial owners, and will reimburse such holders for their reasonable expenses in doing so. The Bank may engage a proxy soliciting firm to assist in the solicitation of proxies. The cost of the services provided by such firm is not expected to exceed $9,000, plus out-of-pocket expenses.

Voting, Outstanding Shares and Quorum

The Board of Directors established March 14, 2017 as our record date. Therefore, only shareholders of record of our common stock at the close of business on March 14, 2017 (the “Record Date”), may vote, either in person or by proxy, at the Annual Meeting. The shares of the Bank that entitle the holders of such shares to vote at the Annual Meeting consist of the Class A shares, Class B shares, and Class E shares, with each share entitling its owner to one vote per share at meetings of the shareholders of the Bank, except with respect to the election of directors.

For the election of directors, the votes of the holders of each class of shares of the Bank’s common stock will be counted separately as a class to elect the director(s) that represent such class. The holders of each class of common stock have cumulative voting rights with respect to the election of directors, which means that the shareholders of each class have a number of votes equal to the number of shares of such class held by each shareholder, multiplied by the number of directors to be elected by such class. A shareholder can cast all of its votes in favor of one candidate, or distribute them among the directors to be elected, as the shareholder may decide. The candidates who receive the most favorable votes are elected as directors.

The presence (in person or by proxy) of the holders of at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting. The presence (in person or by proxy) of the holders of at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors. If a quorum is not present at the Annual Meeting on Wednesday, April 19, 2017, at 10:30 a.m. (Panama time), then a second meeting will be held at 10:30 a.m. (Panama time) on Thursday, April 20, 2017, at the same location, with the shareholders present (in person or by proxy) at such second meeting. At such second meeting, a quorum will be constituted by the shareholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum will be constituted by the shareholders of each separate class of shares present (in person or by proxy) at such meeting.

As of December 31, 2016, there were issued and outstanding an aggregate of 39,160,048 shares of all classes of the Bank’s common stock. Set forth below is the number of shares of each class of the Bank’s common stock issued and outstanding as of December 31, 2016:

Class of Shares	Number of Shares Outstanding as of December 31, 2016
Class A Common Shares	6,342,189
Class B Common Shares	2,474,469
Class E Common Shares	30,343,390
Class F Common Shares	0
Total Common Shares	39,160,048

As of December 31, 2016, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 6.1% of the total outstanding shares of voting capital stock of the Bank.

The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, on December 31, 2016:

	As of December 31, 2016
	Number of Shares	% of Class	% of Total Common Stock
Class A Common Stock
Banco de la Nación Argentina (1) Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	1,045,348	16.5	2.7
Banco do Brasil (2) SAUN Qd 5, Lote B, Torre 1, 15 Andar Edificio Banco do Brasil CEP 70040-912 Brasilia, DF - Brazil	974,551	15.4	2.5
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 C.P. 110311 Bogotá, Colombia	488,547	7.7	1.3
Banco de la Nación (Perú) Ave. República de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.1
Banco Central del Paraguay Federación Rusa y Augusto Roa Bastos Asunción, Paraguay	434,658	6.9	1.1
Banco Central del Ecuador Ave. 10 de Agosto N11- 409 y Briceño Quito, Ecuador	431,217	6.8	1.1
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins No.1111 Santiago, Chile	323,413	5.1	0.8
Sub-total shares of Class A Common Stock	4,144,290	65.4	10.6
Total Shares of Class A Common Stock	6,342,189	100.0	16.2

Class B Common Stock	Number of Shares	% of Class	% of Total Common Stock
Banco de la Provincia de Buenos Aires. San Martin 137 C1004AAC Buenos Aires, Argentina	884,461	35.7	2.3
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036AAF Buenos Aires, Argentina	295,945	12.0	0.8
The Korea Exchange Bank 181, Euljiro 2-ga Jun-gu, Seoul 100-793, Korea	147,173	5.9	0.4
Sub-total shares of Class B Common Stock	1,327,579	53.6	3.5
Total Shares of Class B Common Stock	2,474,469	100.0	6.3

Class E Common Stock	Number of Shares	% of Class	% of Total Common Stock
Edge Asset Management, Inc.(3) 601 Union Street #2200 Seattle, Washington 98101, United Staes	2,382,971	7.9	6.1
Paradice Investment Management, LLC (4) 257 Fillmore Street, Suite 200 Denver, Colorado 80206, United States	1,730,582	5.7	4.4
LSV Asset Management (5) 155 N. Wacker Drive, Suite 4600 Chicago, Illinois 60606, United States	1,772,059	5.8	4.5
Sub-total shares of Class E Common Stock	5,885,612	19.4	15.0
Total Shares of Class E Common Stock	30,343,390	100.0	77.5

Class F Common Stock	Number of Shares	% of Class	% of Total Common Stock
Total shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	39,160,048		100.0

______________________

(1)	Does not include an aggregate of 35,061 Class E shares corresponding to former Directors’ entitlements under the 2008 Stock Incentive Plan and 2015 Stock Incentive Plan, that were issued to their employer, Banco de la Nación Argentina.
(2)	Does not include an aggregate of 36,259 Class E shares corresponding to former Directors’ entitlements under the 2003 Restricted Stock Plan, the 2008 Stock Incentive Plan and 2015 Stock Incentive Plan that were issued to their employer, Banco do Brasil.
(3)	Source: Shareholder Identification Report performed by Ipreo (service provider of Bladex).
(4)	Source: Schedule 13G filing with the U.S. Securities and Exchange Commission dated February 6, 2017.
(5)	Source: Schedule 13G filing with the U.S. Securities and Exchange Commission dated February 6, 2017.

PROPOSAL 1

TO APPROVE THE BANK’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

The Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2016 were prepared by the Bank in accordance with International Financial Reporting Standards (IFRS), and were audited by the Bank’s independent registered public accounting firm, Deloitte, which expressed an unqualified opinion, in accordance with International Standards on Auditing. The Bank has applied the provisions of International Accounting Standard 1 (IAS 1) in presenting its financial results. At the Annual Meeting, the shareholders will vote to approve the Bank’s annual audited consolidated financial statements; however, the audited consolidated financial statements are not subject to change as a result of such vote. As has been customary at prior annual meetings of the Bank’s shareholders, officers of the Bank will be available to answer any questions that may be posed by shareholders of the Bank attending the Annual Meeting regarding the Bank’s audited consolidated financial results.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF
THE BANK’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016.

PROPOSAL 2

TO RATIFY DELOITTE AS THE BANK’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2017

The shareholders will vote to ratify Deloitte as independent registered public accounting firm for the fiscal year ending December 31, 2017, as auditors of the Bank, to report on the Bank’s audited consolidated financial statements and to perform such other appropriate audit related services as may be required. The Bank has been advised by Deloitte that neither that firm nor any of its affiliates has any relationship with the Bank or its subsidiaries, other than the relationship that typically exists between independent auditors and their clients. Deloitte will have representatives present at the Annual Meeting who will have an opportunity to make a statement, if they so desire, and who will be available to respond to questions that may be posed by shareholders of the Bank attending the Annual Meeting.

THE BOARD OF DIRECTORS AND THE AUDIT AND COMPLIANCE COMMITTEE OF THE BOARD, WHICH IS RESPONSIBLE FOR THE FINAL RECOMMENDATION OF THE BANK’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF DELOITTE AS THE BANK’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2017.

PROPOSAL 3

ELECTION OF DIRECTORS

The Board consists of ten directors, in accordance with the Bank’s Articles of Incorporation. Three directors are elected by the Class A Shareholders, five directors are elected by the Class E Shareholders, and two directors are elected by the holders of all classes of the Bank’s common stock. In the event the number of issued and outstanding Class F shares is equal to or greater than 15% of the total issued and outstanding shares of all classes of the Bank’s common stock, the Class F shareholders shall have the right to elect one director, and the total number of directors shall be increased from 10 to 11. As of the Record Date, there are no issued or outstanding Class F shares. Except for the Bank’s Chief Executive Officer, Mr. Rubens V. Amaral Jr. and Director, Mr. Ricardo Manuel Arango, all current members of the Board are independent under the terms defined by applicable laws and regulations, including rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Section 303A of the New York Stock Exchange Listed Company Manual, and Rules No. 05-2011 and No. 05-2014 of the Superintendency of Banks of Panama. Information regarding the independence determination of directors is included on the Bank’s website at http://www.bladex.com/investors/corporate-governance.

Members of the Board are elected at annual meetings of shareholders of the Bank, and each director serves a term of three years. Directors can be re-elected multiple times. For the election of directors representing a class of shares of the Bank’s common stock, the votes of the holders of such class of shares are counted separately as a class.

The holders of each class of common stock have cumulative voting rights with respect to the election of directors representing such class. This means that a shareholder of each class has the number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of his, her or its votes in favor of one candidate or distribute such votes among all of the directors to be elected, or among two or more of them, as the shareholder may decide. The candidates who receive the most favorable votes are elected as directors.

At the Annual Meeting, Class A Shareholders will be asked to elect two Class A Directors to the Board and Class E Shareholders will be asked to elect one Class E Director to the Board, each to serve a three-year term. The votes of the Class A Shareholders and the votes of the Class E Shareholders will be counted separately as a class for the purpose of electing the directors to represent the Class A Shareholders and the Class E Shareholders, respectively. Qualified candidates for the Class A directorships will be nominated at the Annual Meeting by the Class A Shareholders. The Board has nominated Mario Covo as director to represent the Class E Shareholders.

Two Class A Directors to be Nominated for Election

At the Annual Meeting, the Class A Shareholders will have an opportunity to nominate qualified candidates for the election of two directors to represent the Class A Shareholders.

One Class E Director Nominated for Election

With the recommendation of the Bank’s Nomination and Compensation Committee, the Board has nominated Mario Covo for election as a Class E Director.

Mario Covo has served as a Director of the Board since 1999. Dr. Covo is the Founding Partner of DanaMar LLC in New York, a financial consulting firm established in 2013. He was Founding Partner of Helios Advisors in 2003, Founding Partner of Finaccess International, Inc. in 2000 and of Columbus Advisors in 1995, in New York. Dr. Covo worked at Merrill Lynch from 1989 to 1995, where he was Head of Emerging Markets-Capital Markets. Prior to working for Merrill Lynch, Dr. Covo worked at Bankers Trust Company of New York from 1985 to 1989 as Vice President in the Latin American Merchant Banking Group, focusing on corporate finance and debt-for-equity swaps. Prior to that Dr. Covo was an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Latin America. Dr. Covo holds a Ph.D. in Economics from Rice University and a B.A. with honors from Instituto Tecnológico Autónomo de Mexico. Dr. Covo’s extensive background and experience in the financial services industry, and his exposure to the markets in which the Bank operates qualify him to serve on the Board.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE CLASS E SHAREHOLDERS VOTE FOR THE RE-ELECTION OF MARIO COVO AS A CLASS E DIRECTOR.

PROPOSAL 4

TO APPROVE, ON A NON-BINDING ADVISORY BASIS, THE COMPENSATION OF THE BANK’S EXECUTIVE OFFICERS

While we are not subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act’s (the “Dodd-Frank Act”) rules governing say-on-pay and say-on-frequency, an advisory vote on the frequency of stockholders votes on executive officers’ compensation was first conducted in connection with the 2011 Annual Meeting of Shareholders in conformity thereunder. In 2011, when the last say-on-frequency non-binding advisory vote was conducted, the Board recommended, and the Bank’s shareholders agreed, that the advisory vote on executive compensation be held on an annual basis. Accordingly, the Bank is providing shareholders with an advisory vote on compensation programs for the Bank’s executive officers (sometimes referred to as “say-on-pay”). This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Bank’s executive officers as described in this Proxy Statement.

This vote is nonbinding. The Board and the Nomination and Compensation Committee, which pursuant to its Charter is comprised solely of independent directors (see below), expects to take into account the outcome of the vote when considering future executive officers’ compensation decisions to the extent they can determine the cause or causes of any significant negative voting results.

As described in detail under “Compensation of Executive Officers and Directors,” included elsewhere in this Proxy Statement, the Bank’s compensation programs are designed to attract, motivate and retain highly qualified executive officers who are able to achieve corporate objectives and create stockholder value. Equity compensation in the form of stock options and restricted stock units that are subject to further time-based vesting is a significant component of executive compensation. We believe that our compensation programs, with their balance of short-term incentives (including cash bonus awards) and long-term incentives (including equity awards that vest between three and four years) reward sustained performance that is aligned with long-term shareholder interests. Shareholders are encouraged to read “Compensation of Executive Officers and Directors” and the related narrative disclosure included elsewhere in this Proxy Statement for a more detailed description of the Bank’s compensation programs and plans.

For the reasons outlined above, and further described and explained elsewhere in this Proxy Statement, we believe that our executive compensation program is well-designed, appropriately aligns executive pay with the Bank’s performance, and incentivizes desirable behavior. Accordingly, we are asking you to endorse our executive officers’ compensation program by voting for the following resolution:

“Resolved, that the shareholders approve, on an advisory basis, the compensation of the Bank’s executive officers as disclosed in the “Compensation of Executive Officers and Directors” section in this Proxy Statement.”

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE FOREGOING RESOLUTION FOR THE REASONS OUTLINED ABOVE.

PROPOSAL 5

NON-BINDING ADVISORY VOTE ON THE FREQUENCY OF A NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION

While the Bank is not subject to the Dodd-Frank Act rules governing say-on-frequency, the Bank provides shareholders with the opportunity to cast a non-binding advisory say-on-pay vote every one, two or three years, as determined by a separate advisory stockholder vote held at least once every six years. As approved at the 2011 Annual Meeting of Shareholders, the Bank currently conducts say-on-pay votes once every year. Accordingly, the Bank is providing shareholders with this non-binding advisory vote on the frequency of a non-binding advisory vote on executive compensation.

The Board believes that an advisory vote on executive compensation that occurs every year is an appropriate frequency for conducting and responding to a say-on-pay vote.

Although the Board recommends a say-on-pay vote every year, shareholders will have the opportunity to choose among four options (holding the vote every one, two or three years, or abstaining) and, therefore, shareholders will not be voting to approve or disapprove the Board’s recommendation.

Although this advisory vote on the frequency of the say-on-pay vote is non-binding, the Board and the Nomination and Compensation Committee will take into account the outcome of the vote when considering the frequency of future advisory votes on executive compensation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE OPTION OF “1 year” FOR FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION.

INFORMATION AS TO THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK

Information as to Directors

The following table sets forth certain information concerning the directors whose terms do not expire in 2017 and who will continue to serve as directors following the Annual Meeting, including information with respect to each director’s current position with the Bank and other institutions, class of shares which such director represents, country of citizenship, the year that each director’s term expires, and age.

Name	Country of Citizenship	Position Held with the Bank	Year Term Expires	Age
CLASS A
João Carlos de Nóbrega Pecego
Chief Executive Officer
Banco Patagonia, Argentina	Brazil	Director	2019	53

CLASS E
Miguel Heras
Executive Director
Inversiones Bahia, Ltd., Panama	Panama	Director	2018	48

Ricardo Manuel Arango
Senior Partner
Arias, Fábrega y Fábrega, Panama	Panama	Director	2019	56

Herminio A. Blanco
President
IQOM Inteligencia Comercial, Mexico	Mexico	Director	2019	66

Maria da Graça França
Brazil	Brazil	Director	2019	68

ALL CLASSES
Gonzalo Menéndez Duque
Director
Banco de Chile, Chile	Chile	Director	2018	68

Rubens V. Amaral Jr.
Chief Executive Officer
Banco Latinoamericano de Comercio Exterior, S.A., Panama	Panama	Director	2018	57

João Carlos de Nóbrega Pecego has served as a Director of the Board since 2010. Mr. Pecego has served as Chief Executive Officer of Banco Patagonia, Argentina since 2014. Mr. Pecego has served as President of Grupo Brasil since 2015, Director of Visa Argentina since 2012, Vice President of GPAT Compañía Financiera since 2016, Director of Patagonia Valores since 2011, and Director of Banco Patagonia Uruguay since 2011. Mr. Pecego was Vice President of Banco Patagonia, Argentina from 2011 to 2014. Mr. Pecego was Regional General Manager – Head of Latin America of Banco do Brasil based in Argentina from 2009 to 2011. He has been employed by Banco do Brasil in various capacities since 1978, holding the positions of Commercial Superintendent from 2006 to 2009, Executive Manager responsible for Corporate and Project Finance from 2003 to 2006, Executive Manager of the Corporate Area of Banco do Brasil in São Paulo from 2000 to 2003, Regional Superintendent of the São Paulo Unit from 1995 to 2000, General Manager of the main agencies of Banco do Brasil in São Paulo from 1990 to 1995, and in various other capacities from 1978 to 1990. Mr. Pecego holds a degree in Business Administration from Universidad Costa Braga, São Paulo, a postgraduate degree in Business Management from Instituto San Luiz, São Paulo and an MBA in International Business from Fundación Don Cabral, Minais Gerais and in Marketing from Pontificia Universidade Católica do Rio de Janeiro –PUC-, Rio de Janeiro. Mr. Pecego’s professional experience in and related to the banking industry qualifies him to serve on the Board.

Miguel Heras has served as a Director of the Board since 2015. Since 1999, Mr. Heras has served as Executive Director and as a member of the board of Inversiones Bahia, Ltd. in Panama, the largest investment group in Central America, focusing on the financial, infrastructure, real estate, and communications markets. He currently leads the private equity and venture capital efforts of the group. Mr. Heras also serves on various other boards throughout Latin America including Cable Onda since 2009, Sistemas de Generación S.A. (SIGSA), Televisora Nacional and Bahia Motors since 2007, and Industrias Panama Boston since 1999. Mr. Heras has served as Director of the Biodiversity Museum from 2008 to 2014, and Banco Continental de Panama from 2002 to 2007 and was also a member of its ALCO Committee. Mr. Heras was the negotiator for the acquisition of several banking institutions, and in 2007 led the negotiation for the merger of Banco Continental with Banco General to create one of the largest banks in Central America. Mr. Heras was also a member of the board of directors of Amnet Telecommunications Holdings, the leading provider of pay TV and triple play services in Central America from 2005 to 2008, Tricom from 2009 to 2014, Vice Chairman of the board of Cable and Wireless (Panama) Inc. from 1997 to 1999 and a member of the board of the Panamanian Stock Exchange from 1999 to 2005. Mr. Heras was Minister of the Treasury of the Republic of Panama from 1996 to 1998 and President of the Council on Foreign Trade. He served as Vice Minister of the Treasury from 1994 to 1996. Mr. Heras holds a Bachelor Degree in Economics from the Wharton School of Commerce and Finance of the University of Pennsylvania. Mr. Heras’ professional expertise in economics, finance and private equity and his experience as a board member of different companies, qualify him to serve on the Board.

Ricardo Manuel Arango has served as Director of the Board since 2016. Mr. Arango is a senior partner of Arias, Fábrega & Fábrega in Panama. Since 2004, Mr. Arango has held several management and leadership positions in the firm, contributing to shape the organization into a leading Latin-American law firm, with offices in eight countries. Mr. Arango has served as a member of the board of directors of the Panama Canal Authority since 2016, as a member of the board of directors and audit committee of Banco General since 2012, and as a member of the board of directors of MHC Holdings since 2002. Mr. Arango served as a member of the board of directors of Corporación La Prensa from 2002 to 2016 and as Chairman of its Editorial Committee from 2011 to 2016. He also served as a member of the board of directors of the Panama Stock Exchange from 1999 to 2016 and as its Chairman from 2007 to 2011. He also served as Secretary of the Bank from 2002 to 2016. From 2011 to 2015, Mr. Arango served as a member of the managing partners committee of Lex Mundi, the largest network of independent law firms in the world. Mr. Arango is a member of the Latin American Business Council. From 1987 to 1995, Mr. Arango was an associate with Arias, Fábrega & Fábrega in Panama, becoming a partner in 1995. Mr. Arango’s practice focuses on banking, capital markets, corporate governance, and mergers and acquisitions. He has acted as lead counsel in some of the most complex and largest financial transactions and acquisitions in Panama and Central America. From 1998 to 1999, Mr. Arango headed the Presidential Commission that drafted Panama’s current securities act. Mr. Arango holds a Bachelor’s degree in Law and Political Science from the University of Panama, a Master of Laws degree from Harvard Law School, and a Master of Laws degree from Yale Law School. He was a Fulbright Scholar from 1985 to 1987. Mr. Arango is admitted to practice law in New York and Panama. Mr. Arango´s strong knowledge of the regulatory frameworks under which the Bank operates; skills in managing legal, compliance, operational and credit risks of the banking industry; diversified perspective based on his combined legal-business acumen; in-depth understanding of the Bank´s business and operations; and experience as board member in different companies, qualify him to serve on the Board.

Herminio A. Blanco has served as a Director of the Board since 2004. Dr. Blanco is the President of IQOM Inteligencia Comercial since 2005 and IQOM Strategic Advisors since 2015. IQOM Inteligencia Comercial offers business solutions on international trade, investment and regulatory affairs and provides access to the most complete database of international trade flows and regulations. IQOM Strategic Advisors is a subsidiary that supports foreign corporations interested in operating in the Mexican energy market. Dr. Blanco is member of the board of directors for CYDSA since 2004, Arcelor-Mittal Mexico since 2005, and Fibra Uno since 2011. He has also been a member of the International Advisory Committee of Mitsubishi Corporation and the Trilateral Commission since 2001. Dr. Blanco served as Secretary of Trade and Industry of Mexico from 1994 to 2000, Undersecretary for International Trade and Negotiations, and Chief Negotiator of the North American Free Trade Agreement (NAFTA) from 1990 to 1993. He was also responsible for the negotiation of the free trade agreement with the European Union, the European Free Trade Area, with various Latin American countries and with Israel from 1994 to 2003, and he launched the process that led to the negotiation of the free trade agreement with Japan. Dr. Blanco holds a B.A. in Economics from Instituto Tecnológico de Estudios Superiores de Monterrey, an M.A. and a Ph.D. in Economics from University of Chicago, and a Doctor Honoris Causa from Rikkyo University in Japan. Dr. Blanco’s extensive experience and background in foreign trade and finance, along with his academic and consulting skills, qualify him to serve on the Board.

Maria da Graça França has served as a Director of the Board since 2004. Ms. França served as Director of Internal Control of Banco do Brasil from 2006 to 2007. Since 1971, she also served in various other capacities during her tenure with Banco do Brasil: as Head of North America and General Manager of Banco do Brasil, New York Branch from 2004 to 2005; Executive General Manager of the International Division in Brasilia, Brazil from 2002 to 2003; Regional Manager for the operations of the Bank in South America based in Argentina in 2002; General Manager of Banco do Brasil, Paris Branch from 1999 to 2002; Deputy General Manager of Banco do Brasil, Miami Branch from 1993 to 1999; General Manager of the department responsible for Banco do Brasil’s foreign network from 1992 to 1993; Deputy General Manager for foreign exchange from 1989 to 1992; Assistant Manager within the Risk Management Area from 1988 to 1989; Assistant Manager for foreign exchange internal controls from 1984 to 1987; and employee in the Foreign Exchange Department from 1971 to 1984. Ms. França holds a degree in Economics and Accounting from Universidad Federal de Uberlandia-Minais Gerais, Brazil. Ms. França’s experience managing operations and internal controls in international banking, as well as her extensive tenure with Banco do Brasil, provide her unique insight and qualify her to serve on the Board.

Gonzalo Menéndez Duque has served as a Director of the Board since 1990. In addition, he has served as Chairman of the Board in two different terms, from 1995 to 1998 and again since 2002. Mr. Menéndez Duque is a Senior Director of the Luksic companies in Chile and serves as Director of the following Luksic group holding companies: Banco de Chile since 2001, Banchile Asesoria Financiera S.A. since 2006, Banchile Seguros de Vida S.A. since the year 2000, Compañía Sudamericana de Vapores S.A.  since 2011, SegChile Seguros Generales S.A. since 2017, Mining Group Antofagasta Minerals, S.A. since 1997,  Antofagasta PLC since 1985, Empresa Nacional de Energia Enex S.A. since 2013, Andsberg Investment Ltd. and Andsberg Ltd. since 2007, Inmobiliaria e Inversiones Rio Claro S.A. since 2013, Holdings Quiñenco since 1996, Socofin S.A. since 2010, and Inversiones Vita Bis, S.A. since the year 2000. In addition, he serves as Chairman of the Board of Inversiones Vita S.A.  and is also the Vice Chairman of Fundación Andrónico Luksic A. and Fundación Educacional Luksic since 2005. Previously, Mr. Menéndez Duque served as Director and President of several companies related to Grupo Luksic since 1985, including the following: Banco de A. Edwards and related companies, Banco Santiago, Empresas Lucchetti, S.A., Banco O’Higgins, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos. Mr. Menéndez Duque was distinguished in 2008 by the Faculty of Economics and Business of Universidad de Chile, as the most outstanding graduate, in recognition of his career and contributions to society in the business and entrepreneurial sectors of Chile and also was awarded by América Economía magazine in 1990 with the prize Excelencia 90 as the most distinguished businessman of the year in Chile. Mr. Menéndez Duque holds a degree in Commercial Engineering and Accounting Auditor with honors from Universidad de Chile. Mr. Menéndez Duque’s skills, leadership and managerial experience in large complex organizations in various extensively regulated industries, and his experience as a board member in different companies, qualify him to serve on the Board.

Rubens V. Amaral Jr. has served as a Director of the Board and Chief Executive Officer of the Bank since August 2012. Prior to his appointment as the Chief Executive Officer, Mr. Amaral was Executive Vice President, Chief Commercial Officer of the Bank, and the alternate to the Chief Executive Officer since April 2004. He previously served as General Manager and Managing Director for North America at Banco do Brasil, New York Branch, and a Director of the Board of the Bank from 2000 to 2004. Mr. Amaral has served in various capacities with Banco do Brasil since 1975, holding the positions of Managing Director of the International Division and alternate member of the board of directors in 1998, among others. Mr. Amaral also served as a representative in banking supervision for the Central Bank of Brazil from 1982 to 1988, and in various roles at institutions in the banking industry, including Honorary President of the Global Network of Exim Banks and Development Finance Institutions (G-Nexid), Trustee of the Board of Trustees of the Institute of International Bankers - IIB, a member of the Advisory Board of the Center for Latin America Studies at the George Washington University, a member of the International Advisory Council at the Bankers Association for Finance and Trade - BAFT, and a Director of the Brazilian American Chamber of Commerce, in New York. Mr. Amaral has a degree in Economics, and he holds a special certification from the Association of Alumni of the Brazilian Superior School of War in Political and Economic Affairs. Mr. Amaral’s extensive knowledge of the Bank in different capacities, his expertise in the financial services industry, as well as his managerial experience and strong leadership skills qualify him to serve on the Board.

Information as to Non-Executive Officers of the Board (“Dignatarios”)

The following table sets forth the names, countries of citizenship and ages of the Board’s non-executive officers (“dignatarios”) and their current office or position with other institutions. Dignatarios are elected annually by the Board. Dignatarios attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote (unless they also are directors of the Bank).

Name	Country of Citizenship	Position held by Dignatario with the Bank	Age
Gonzalo Menéndez Duque* Director Banco de Chile, Chile	Chile	Chairman of the Board	68

Maria da Graça França*	Brazil	Treasurer of the Board	68

Jorge Luis Real Senior Vice President, Chief Legal Officer Banco Latinoamericano de Comercio Exterior, S.A., Panama	Panama	Secretary of the Board	44

(*)	Indicates individual is also a member of the Board.

Board Leadership Structure

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide an independent oversight of management.

The Bank currently separates the positions of Chief Executive Officer and Chairman of the Board. Rubens V. Amaral Jr. has served as Chief Executive Officer since August 1, 2012. Mr. Gonzalo Menéndez Duque qualifies as an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K. Mr. Gonzalo Menéndez Duque has served as Chairman of the Board since 2002 and from 1995 to 1998.

In compliance with the Sarbanes-Oxley Act, Section 303A of the New York Stock Exchange Listed Company Manual, the Rules of the Superintendency of Banks of Panama, the Bank´s organizational documents and charters of each of the following Board committees, a majority of the members of the Board of Directors, all members of the Audit and Compliance Committee, and all members of the Nomination and Compensation Committee of the Bank are independent directors.

Our Board believes that its leadership structure promotes an effective board that supports and challenges management appropriately.

Meetings of the Board and Committees

During the fiscal year ended December 31, 2016, the Board held twelve meetings. Directors attended an average of 94% of the total number of Board meetings held during the fiscal year ended December 31, 2016.

The following table sets forth the membership and number of meetings for each of the four committees of the Board during the fiscal year ended December 31, 2016:

	Audit and Compliance	Risk Policy and Assessment	Finance and Business	Nomination and Compensation
Ricardo Manuel Arango		Member	Member
Herminio A. Blanco	Member	Chair
Mario Covo		Member	Chair
Maria da Graça França	Chair			Member
Miguel Heras		Member	Member
Roland Holst			Member	Member
Gonzalo Menéndez Duque	Member	Member
João Carlos de Nóbrega Pecego			Member	Chair

Number of Committee Meetings Held in 2016	6	5	5	6

Audit and Compliance Committee

The Audit and Compliance Committee is a standing committee of the Board. According to its Charter, the Audit and Compliance Committee must be comprised of at least three directors. The current members of the Audit and Compliance Committee are Mrs. Maria da Graça França (Chair), Mr. Gonzalo Menéndez Duque and Mr. Herminio A. Blanco.

The Board has determined that all members of the Audit and Compliance Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of NYSE Listed Company Manual, and Rules No. 05-2011 and 05-2014 of the Superintendency of Banks of Panama. In addition, at least one of the members of the Audit and Compliance Committee is an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K. The Audit and Compliance Committee’s financial expert is Gonzalo Menéndez Duque.

The purpose of the Audit and Compliance Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the performance of both the internal audit and the independent registered public accounting firm, the Bank’s corporate governance, compliance with legal and regulatory requirements and the Bank’s Code of Ethics. The Audit and Compliance Committee meets with each of the internal and independent auditors and the Bank’s management to discuss the Bank’s audited consolidated financial statements and management’s discussion and analysis of financial condition and results of operations.

The Audit and Compliance Committee meets at least six times per year, as required by the Superintendency of Banks of Panama and the committee charter, or more often if the circumstances so require. During the fiscal year ended December 31, 2016, the committee met six times.

The Audit and Compliance Committee, in its capacity as a committee of the Board, is directly responsible for recommending to the shareholders the renewal or replacement of the Bank’s independent auditors at the Annual Shareholders’ Meeting, the compensation of the independent auditors (including the pre-approval of all audit and non-audit services) and oversight of the independent auditors, including the resolution of disagreements regarding financial reporting between the Bank’s management and the independent auditors. The Bank’s independent auditors are required to report directly to the committee.

The Charter of the Audit and Compliance Committee requires an annual self-evaluation of the committee’s performance.

The Audit and Compliance Committee pre-approved all audit and non-audit services of the Bank’s independent auditors in 2016.

The following table summarizes the fees paid or accrued by the Bank for audit and other services provided by Deloitte, the Bank’s independent registered public accounting firm, for each of the last two fiscal years:

	2016	2015
Audit Fees	$647,767	$641,255
Audit-Related Fees	$217,959	$343,431
Tax Fees	-	-
All Other Fees	-	-
Total	$865,726	$984,686

The following is a description of the type of services included within the categories listed above:

•	Audit fees include aggregate fees billed for professional services rendered by Deloitte for the audit of the Bank’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.
•	Audit–related fees include aggregate fees billed for assurance and related services by Deloitte that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under the “Audit fees”. These services are associated with funding programs as part of the normal course of business of the Bank.

The Audit and Compliance Committee’s Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

Risk Policy and Assessment Committee

The Risk Policy and Assessment Committee is a standing committee of the Board. The current members of the Risk Policy and Assessment Committee are Mr. Herminio A. Blanco (Chair), Mr. Gonzalo Menéndez Duque, Mr. Ricardo Manuel Arango, Mr. Mario Covo and Mr. Miguel Heras.

The Risk Policy and Assessment Committee is responsible for reviewing and recommending to the Board, for its approval, all policies related to the prudent enterprise risk management. The committee also reviews and assesses exposures to the risks facing the Bank’s business within the risk levels the Bank is willing to take in accordance with its applicable policies, including the review and assessment of the quality and profile of the Bank’s credit facilities, the exposure to market risks and the analysis of operational risks, which take into account the legal risks associated with the Bank’s products.

The Risk Policy and Assessment Committee performs its duties through the review of reports received regularly from management and through its interactions with the Risk Management area and other members of the Bank’s management. The Risk Policy and Assessment Committee charter requires the committee to meet at least four times per year. During the fiscal period ended December 31, 2016, the Risk Policy and Assessment Committee held five meetings.

The Risk Policy and Assessment Committee Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

Finance and Business Committee

The Finance and Business Committee is a standing committee of the Board. The current members of the Finance and Business Committee are Mr. Mario Covo (Chair), Mr. Ricardo Manuel Arango, Mr. Miguel Heras, Mr. Roland Holst and Mr. João Carlos de Nóbrega Pecego.

The fundamental role of the Finance and Business Committee is to review and analyze all issues related to the development and execution of the Bank’s business and its financial management including, among others, capital management, portfolio management (assets and liabilities), liquidity management, gap and funding management, tax related matters and, the financial performance of the Bank in general. The Finance and Business Committee charter requires the committee to meet at least five times per year. During the fiscal year ended December 31, 2016, the committee held five meetings.

The Finance and Business Committee Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

Nomination and Compensation Committee

The Nomination and Compensation Committee is a standing committee of the Board. The current members of the Nomination and Compensation are Mr. João Carlos de Nóbrega Pecego (Chair), Mrs. Maria da Graça França and Mr. Roland Holst.

The Charter of the Nomination and Compensation Committee requires that all members of the Committee be independent directors. No member of the Nomination and Compensation Committee can be an employee of the Bank. The Board has determined that all members of the Nomination and Compensation Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the Manual for Companies listed on the NYSE, and Rules No. 05-2011 and 05-2014 of the Superintendency of Banks of Panama. The Nomination and Compensation Committee charter requires the committee to meet at least five times per year. During the fiscal year ended December 31, 2016, the Nomination and Compensation Committee held six meetings.

The Nomination and Compensation Committee’s primary responsibilities are to assist the Board by: identifying candidates to become Board members and recommending nominees for the annual meetings of shareholders; making recommendations to the Board concerning candidates for Chief Executive Officer and counseling on succession planning for executive officers; recommending compensation for Board members and committee members, including cash and equity compensation; recommending compensation policies for executive officers and employees of the Bank, including cash and equity compensation, policies for senior management and employee benefit programs and plans; reviewing and recommending changes to the Bank’s Code of Ethics; and advising executive officers on issues related to the Bank’s personnel.

The Nomination and Compensation Committee will consider qualified director candidates recommended by shareholders. All director candidates will be evaluated in the same manner regardless of how they are recommended, including recommendations by shareholders. For the current director nominees, the committee considers candidate qualifications and other factors, including, but not limited to, diversity in background and experience, industry knowledge, educational level and the needs of the Bank. Shareholders can mail any recommendations and an explanation of the qualifications of the candidates to the Secretary of the Bank at Torre V, Business Park, P.O. Box 0819-08730, Panama City, Republic of Panama.

Although the Bank does not have a formal policy or specific guidelines for the consideration of diversity by the Nomination and Compensation Committee in identifying nominees for director, diversity is one of the factors the Nomination and Compensation Committee considers. The Nomination and Compensation Committee generally views and values diversity from the perspective of professional and life experiences, and recognizes that diversity in professional and life experiences may include considerations of gender, race, national origin or other characteristics in identifying individuals who possess the qualifications that the Committee believes are important to be represented on the Board. The fact that out of a total of nine members, six different nationalities are represented, reflects the importance given to diversity by the Board of Directors.

The Charter of the Nomination and Compensation Committee requires an annual self-evaluation of the committee’s performance.

The Nomination and Compensation Committee Charter may be found on the Bank’s website at http://bladex.com/en/investors/committees-board.

None of the Bank’s executive officers serve as a director or a member of the Nomination and Compensation Committee, or any other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or the Nomination and Compensation Committee. None of the members of the Nomination and Compensation Committee has ever been an employee of the Bank.

Executive Officers

Set forth below is information regarding the executive officers of the Bank.

Name	Position Held with the Bank	Country of Citizenship	Age
Rubens V. Amaral Jr.	Chief Executive Officer	Brazil	57
Ulysses Marciano Jr.	Executive Vice President Chief Commercial Officer	Brazil	48
Miguel Moreno	Executive Vice President Chief Operating Officer	Colombia	63
Christopher Schech	Executive Vice President Chief Financial Officer	Germany	51
Alejandro Tizzoni	Executive Vice President Chief Risk Officer	Argentina	40
Gustavo Díaz	Executive Vice President Chief Audit Officer	Colombia	54
Jorge Luis Real	Senior Vice President Chief Legal Officer and Secretary of the Board of Directors	Panama	44

Rubens V. Amaral Jr. A summary of Mr. Amaral Jr.’s experience is set forth above under “Information as to the Board, Committees, Non-Executive Officers of the Board and Executive Officers of the Bank.” Mr. Rubens V. Amaral Jr. is the only executive officer who serves as a member of the Board.

Ulysses Marciano Jr. has served as Executive Vice President, Chief Commercial Officer of the Bank since May 2012and previously served as Director of Corporate Banking & Governments of the Bank from 2008 to 2011. He was Executive Director of Corporate Banking of BBVA Representative Office, São Paulo, Brazil from 2011 to 2012. He has served in various capacities with Banco Santander Brasil S/A since 2003, holding the positions of Senior Banker – Corporate & Investment Banking from 2006 to 2008, Senior Relationship Manager – Corporate & Investment Banking Group from 2004 to 2006. Mr. Marciano has an MBA degree from Instituto Brasileiro de Mercado de Capitais - IBMEC, a Post Graduate in Business Administration from Escola de Administração de Empresas da Fundação Getulio Vargas - FGV, and a B.S. degree in Economics from Oswaldo Cruz – São Paulo.

Miguel Moreno has served as Executive Vice President, Chief Operating Officer of the Bank since July 2007. He previously served as Senior Vice President and Controller of the Bank from September 2001 to June 2007. He was a Management Consulting Partner for PricewaterhouseCoopers LLP, Bogotá, Colombia, from 1988 to 2001, and served as Vice President of Information Technology and Operations for Banco de Crédito, Bogotá, Colombia, from 1987 to 1988. Mr. Moreno served as Chief Executive Officer of TM Ingeniería, Bogotá, Colombia, from 1983 to 1987, and as Head of Industrial Engineering Department, Universidad de Los Andes, Colombia, from 1982 to 1984. Mr. Moreno was employed by SENA, Colombia, as Chief of the Organization and Systems Office, from 1977 to 1981, and served as Advisor to the Minister for the Finance and Public Credit Ministry of Colombia, from 1976 to 1977. Mr. Moreno holds a B.S. degree and an M.S. degree in Industrial Engineering, both from Universidad de Los Andes, in Colombia.

Christopher Schech has served as Executive Vice President, Chief Financial Officer of the Bank since June 2012, and as Senior Vice President and Chief Financial Officer of the Bank from September 2009 to May 2012. Previously, Mr. Schech served as Chief Financial Officer in the Region International division at Volvo Financial Services, part of AB Volvo Group based in Gothenburg, Sweden, covering operations in Latin America, Eastern Europe, Asia and Australia. Prior to that, Mr. Schech served in various capacities in Audit, Finance, and Business Development at General Electric Company, from 1996 to 2008. Mr. Schech’s background also includes serving in various positions in the Financial Services Audit Division at Coopers & Lybrand Deutsche Revision in Frankfurt, Germany, from 1990 to 1996. Mr. Schech is a certified Public Tax Advisor, and holds an M.S. degree in Economic Studies from the University of Konstanz, Germany.

Alejandro Tizzoni has served as Executive Vice President, Chief Risk Officer of the Bank since May 2016. He also served in various capacities within the Risk Management of the Bank since 2006, as Senior Vice President from 2012 to 2016, Vice President from 2008 to 2012 and Senior Analyst from 2006 to 2008. Mr. Tizzoni served in different capacities in the credit risk area in banking and the international private sector in Argentina from 1997 to 2006. Mr. Tizzoni holds a Master's Degree in Risk Management from the NYU Stern School of Business, an MBA from the University of Louisville, and a Bachelor's Degree in Business Administration and Certified Public Accountant, both from the University of Buenos Aires in Argentina.

Gustavo Díaz has served as Executive Vice President, Chief Audit Officer of the Bank since February 2014. He previously served as Senior Vice President and Controller of the Bank from September 2009 to January 2014. Prior to joining the Bank, he served as Chief Audit Executive for Central American Bank for Economic Integration in Honduras covering operations in Central America, from 2000 to 2009. Prior to that, he served as Director of Internal Audit and Chief Compliance Officer for Corporación Financiera del Valle in Colombia, from 1994 to 2000. Mr. Díaz served in various capacities with KPMG Colombia and KPMG Chile, from 1985 to 1994 specializing in the financial industry. Mr. Díaz has a MBA and a M.S. degree in Professional Management, both from the University of Miami, a Postgraduate in Finance with a specialization in International Business from Universidad ICESI, Colombia, and B.S. degree in Accounting from Universidad Jorge Tadeo Lozano, Colombia. Mr. Díaz has CIA, CFSA, and CCSA certifications, granted by The Institute of Internal Auditors, and AML/CA certification granted by Florida International Bankers Association and Florida International University.

Jorge Luis Real has served as Senior Vice President, Chief Legal Officer of the Bank since December 2016, and was appointed Secretary of the Board of Directors in April of 2016. He previously served as Vice President, Head of Legal Risk of the Bank from 2014 to 2016. Before joining the Bank, he was Coordinator of Latin American Legal Affairs at BNP Paribas, New York from 2010 to 2014, Head of Legal Department at BNP Paribas Panama from 2005 to 2010, Head of Legal Department Panama Group of BBVA from 2000 to 2005 and Lawyer at Mauad & Mauad in Panama in 2000. Mr. Real was admitted to practice law in Panama by the Panamanian Supreme Court of Justice – 1998. Mr. Real holds a Master degree in Commercial and Corporative Law from Université Panthéon-Assas (Paris II) and a Bachelor’s degree in Law and Political Science from Universidad Católica Santa María La Antigua in Panama.

Compensation of Executive Officers and Directors

The Nomination and Compensation Committee has reviewed and discussed the below “Compensation of Executive Officers and Directors” section with the Bank’s management, and based on this review and discussion, the Nomination and Compensation Committee has recommended to the Board that the following “Compensation of Executive Officers and Directors” discussion be included in the Bank’s Proxy Statement for 2017.

Compensation Consultant

The Nomination and Compensation Committee has authority to retain compensation consulting firms to assist it in the evaluation of executive officer and employee compensation and benefit programs. During 2016, the Nomination and Compensation Committee did not retain or obtain the advice of any compensation consultant.

Executive Officers Compensation

Annually, in order to incentivize the alignment and collaboration of all areas of the Bank, the Bank pays to its executive officers variable compensation, based on the extent to which each officer meets certain individual and corporate objectives which are defined by the Board of Directors. This variable compensation is paid in both cash and in stock options and/or restricted stock units.

During the fiscal year ended December 31, 2016, the aggregate amount of cash compensation paid by the Bank to the executive officers employed in the Bank’s Corporate Headquarters for their services was $2,591,800.

In February 2008, the Board approved the 2008 Stock Incentive Plan (as amended, the “2008 Plan”), which allows the Bank, from time to time, to grant restricted shares, restricted stock units, stock options and/or other stock-based awards to the directors, executive officers and non-executive employees of the Bank. This plan was revised in October 2015, and amended and restated as the 2015 Stock Incentive Plan (“2015 Plan”).

On February 16, 2016, the Bank granted to current executive officers 80,775 restricted stock units corresponding to 2015 performance. These restricted stock units vest 25% of the amount granted per year, measured from the award date, on each anniversary of the award date. As of December 31, 2016, the compensation cost charged against the Bank’s 2016 income in connection with these restricted stock units was $694,428. The total remaining compensation cost of $780,572 will be charged over a period of 3.1 years.

The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2016, the Bank charged to salaries expense $121,399 with respect to the contribution plan. As of December 31, 2016, the total amount set aside or accrued by the Bank under this plan amounted to $340,738.

2016 Chief Executive Officer Compensation

The compensation corresponding to 2016 of the Bank's Chief Executive Officer included an annual base salary of $350,000, and a performance-based restricted stock units grant with a value of $400,000, an aggregate of $14,000 from the Bank to the Chief Executive Officer’s contribution plan, and limited perquisites and other benefits amounting to $13,750. In addition, the Chief Executive Officer has a contractual severance payment of $350,000 in the event of his termination without cause.

Results of the 2016 Advisory Vote on Compensation of Executive Officers

At the Company’s annual meeting of shareholders held on April 13, 2016, our shareholders were asked to approve, on an advisory basis, the Bank's fiscal 2015 executive officers’ compensation programs (commonly referred to as “say on pay” proposal). A substantial majority (93.92%) of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Nomination and Compensation Committee believes that these results affirm our shareholders’ support for the Bank’s approach to executive compensation, and therefore did not change its approach in 2016. The Nomination and Compensation Committee will continue working to ensure that the design of the Bank’s executive officers’ compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.

Compensation and Risk

The Bank reviews and monitors the extent to which compensation practices and programs for senior executives and employees whose activities, individually or as a group, may create incentives for excessive risk taking.

In light of the actions referred to above, the Bank and the Board have not identified any risks arising from the Bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Bank. Furthermore, certain aspects of the Bank’s executive compensation programs, such as the combination of performance-based short-term cash bonuses and performance-based long-term equity awards, reduce the likelihood of excessive risk-taking, and instead create incentives for senior executives to work for long-term growth of the Bank.

Board of Directors Compensation

Each non-employee director of the Bank receives an annual cash retainer of $85,000 for his or her services as a director and the Chairman of the Board receives an annual cash retainer in the amount of $135,000.

The Chairman of the Audit and Compliance Committee receives an additional annual retainer of $8,500 and the Chairmen of each of the Nomination and Compensation Committee, Risk Policy and Assessment Committee, and Finance and Business Committee each receives an additional annual retainer of $5,000. The non-Chairman members of the Audit and Compliance Committee receive an additional annual retainer of $3,000.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2016 to the directors of the Bank as a group for their services as directors was $879,512.

As approved by the Board of Directors on December 9, 2014, each non-employee director of the Bank receives an annual equity compensation of 6,000 restricted shares and the Chairman of the Board receives an annual equity compensation of 9,000 restricted shares, granted once a year under the 2015 Plan.

During the fiscal year ended December 31, 2016, the aggregate number of restricted shares awarded to non-employee directors of the Bank as a group under the 2015 Plan was 57,000 Class E shares.  These restricted shares vest 35% on the first and second anniversary of the award date, and 30% on the third anniversary of the award date. As of December 31, 2016, the total cost for these restricted shares amounted to $1,375,980, of which $617,306 was registered during 2016, and the remaining compensation cost of $758,674 for these restricted shares will be charged against income over a period of 2.3 years.

Beneficial Ownership

As of December 31, 2016, the Bank’s executive officers and directors, as a group, beneficially owned an aggregate of 596,426 Class E shares, representing approximately 1.96% (based on 30,343,390 Class E shares outstanding as of December 31, 2016) of all issued and outstanding Class E shares as of such date. “Beneficial ownership”, as the term is used in this section, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2016 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.

The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including stock options and restricted stock units and holdings of unvested stock options and unvested restricted stock units by the Bank’s executive officers as of December 31, 2016. Except where noted, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless otherwise noted, the address of each person listed below is c/o Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama, Republic of Panama.

Name and Position of Executive Officer	Number of Shares Owned as of Dec. 31, 2016 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2016 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Stock Options (3)	Unvested Restricted Stock Units (2008 Stock Incentive Plan) (4)
Rubens V. Amaral Jr. Chief Executive Officer	83,000	229,417	312,417	*	151,803	36,507
Ulysses Marciano Jr. Executive Vice President Chief Commercial Officer	13,863	19,601	33,464	*	0	31,355
Miguel Moreno Executive Vice President Chief Operating Officer	13,170	27,428	40,598	*	17,271	14,877
Christopher Schech Executive Vice President Chief Financial Officer	1,020	48,829	49,849	*	33,959	12,322
Alejandro Tizzoni Executive Vice President Chief Risk Officer	1,117	0	1,117	*	0	0
Gustavo Díaz Executive Vice President Chief Audit Officer	1,083	4,438	5,521	*	0	7,110
Jorge Luis Real Senior Vice President Chief Legal Officer	0	0	0	*	0	0
Total	113,253	329,713	442,966		203,033	102,171

*	Less than one percent of the outstanding class E shares.
(1)	Includes shares purchased by the executive and restricted stock units vested and transferred to the executive as of such date.
(2)	Includes vested traditional stock options, as well as options, restricted stock units that will vest within 60 days of December 31, 2016.
(3)	Includes 124,038 and 78,995 stock options granted to executive officers on February 10, 2015 and February 11, 2014, respectively, under the 2008 Plan. The exercise price and expiration date of these stock options are as follows: Grant of February 10, 2015, exercise price of $29.25 and expiration date of February 10, 2022, grant of February 11, 2014, exercise price of $25.15 and expiration date of February 11, 2021. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2016, is not deemed to be beneficially owned by the individuals listed in the table.
(4)	Includes 60,581, 31,144 and 10,446 unvested restricted stock units granted to executive officers on February 16, 2016, under the 2015 Plan, February 10, 2015 and February 11, 2014, respectively, under the 2008 Plan; these restricted stock units vest 25% each year on the relevant grant date’s anniversary. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2016, is not deemed to be beneficially owned by the individuals listed in the table.

The following table sets forth information regarding beneficial ownership of the Bank’s Class E shares, including restricted shares and stock options and holdings of unvested restricted shares and unvested stock options by members of the Bank’s Board, as of December 31, 2016:

Name of Director	Number of Shares Owned as of Dec. 31, 2016(1)	Number of Shares that may be acquired within 60 days as of Dec. 31, 2016(2)	Total Number of Shares Benefically Owned	Percent of Class Benefically Owned	Restricted Shares(3)
João Carlos de Nóbrega Pecego (4)	0	0	0	*	0
Roland Holst	4,200	0	4,200	*	10,800
Ricardo Manuel Arango	875	0	875	*	6,000
Herminio A. Blanco	57,175	0	57,175	*	10,800
Mario Covo	31,327	0	31,327	*	10,800
Maria da Graça França	13,602	0	13,602	*	10,800
Miguel Heras	2,100	0	2,100	*	9,900
Gonzalo Menéndez Duque	44,181	0	44,181	*	16,200
Total	153,460	0	153,460		75,300

*	Less than one percent of the outstanding Class E shares.

(1)	Includes Class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003 Restricted Stock Plan, the 2008 Plan and the 2015 Plan as of such date.
(2)	Includes vested / unexercised traditional stock options.
(3)	Includes unvested restricted Class E shares granted under the Bank’s 2008 Plan, and 2015 Plan. An aggregate amount of 57,000 restricted shares were granted to directors on April 13, 2016; these restricted shares vest 35% in the first and second year and 30% in the third year on the relevant grant date’s anniversary.
(4)	27,779 Class E shares corresponding to Mr. Pecego's entitlement under the 2008 Plan, and 2015 Plan have been issued to his employer, Banco do Brasil.

For additional information regarding stock options granted to executive officers and directors, see Note 16 “Cash and stock-based compensation plans” to the audited consolidated financial statements of the Bank for the fiscal year ended December 31, 2016.

Stock Ownership Policy for Directors and Executive Officers

Since October 2013, the Board of Directors has adopted share ownership guidelines for directors and executive officers. This policy enables the Bank to meet its objective of aligning directors’ and executives’ interests with those of the shareholders.

Under these guidelines, each director within three years of joining the Board, is required to accumulate 9,000 shares (13,500 for the Chairman of the Board), and to maintain at least this ownership level while serving as a member of the Board. Presently, all Board members are in compliance with the guidelines as they apply to them.

The Chief Executive Officer is required to own shares of the Bank’s common stock worth at least two and a half times his annual base salary. Other executive officers are required to own stock equal to one time their annual base salary. These executive officers have up to seven years to comply with this share ownership requirement, measured from the later of the date of adoption of these guidelines or the date that they became subject to the guidelines. All executive officers named in the Beneficial Ownership table in this Proxy Statement are in compliance with the guidelines as they apply to them.

The following elements are included in determining the directors’ and executive officers’ share ownership for purposes of these guidelines: shares owned individually and by minor dependents or spouses; unvested restricted shares and restricted stock units; and vested or unvested stock options.

Corporate Governance Practices

The Board has decided not to establish a corporate governance committee. Given the importance that corporate governance has for the Bank, the Board decided to address all matters related to corporate governance at the Board level. Further, the Audit and Compliance Committee is responsible for promoting continued improvement in the Bank’s corporate governance and verifying compliance with all applicable policies.

The Bank has included the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE’s Listed Company Manual/Corporate Governance Rules on “Investors Relations / Corporate Governance” section of the Bank’s website at http://www.bladex.com/en/investors.

Shareholders, employees of the Bank, and other interested parties may communicate directly with the Board by corresponding to the address below:

Board of Directors of Banco Latinoamericano de Comercio Exterior, S.A.
c/o Mr. Gonzalo Menéndez Duque

Director and Chairman of the Board of Directors
Torre V, Business Park

Avenida La Rotonda, Urb. Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

In addition, the Bank has selected EthicsPoint, an on-line reporting system, to provide shareholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously, any actual or possible violations of the Bank’s Code of Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls. In order to file a report, a link is provided on the Bank’s website at http://www.bladex.com.

Transactions with Related Persons

Certain directors of the Bank are also directors and executive officers of banks and/or other companies located in Latin America, the Caribbean and elsewhere. Some of these banks and/or other companies own shares of the Bank’s common stock and have entered into loan transactions with the Bank in the ordinary course of business. The terms and conditions of the loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions. In accordance with the Risk Policy and Assesment Committee’s charter, directors of the Bank shall not participate in the approval process for credit facilities extended to institutions in which they are executive officers or directors, nor do they participate with respect to decisions regarding country exposure limits in countries in which the institutions are domiciled.

Code of Ethics

Our Code of Ethics regulates related party transactions and applies to all directors, officers and employees. Any transaction entered into with a related party must be assessed in the first instance by the Bank’s Legal Department to assess whether such transaction complies with the laws and regulations enacted by the Government of the Republic of Panama, the Securities and Exchange Commission of the United States or any other laws and regulations applicable to the Bank. The Code of Ethics requires that each individual deal fairly, honestly and constructively with governmental and regulatory bodies, customers, and suppliers and prohibits any individual’s taking unfair advantage through manipulation, concealment, abuse of privileged information or misrepresentation of material facts. Further, it imposes an express duty on all directors, officers and employees to act in the best interests of the Bank.

All directors, officers and employees of the Bank are required to avoid any situation that might cause a conflict of interest and are required to notify, through the use of EthicsPoint, the existence of any such conflict of interest as provided for in the Code of Ethics.

The Code of Ethics also imposes additional requirements with respect to the Chief Executive Officer, the Chief Financial Officer and the Senior Vice President - Accountant, including an obligation to adhere to high ethical business standards and to be sensitive about situations that could result in actual or apparent conflicts of interest. Any violation of the Code of Ethics constitutes grounds for disciplinary actions, including dismissal and possible legal action. In situations involving one of the above mentioned executives, where the appearance or the potential of a conflict of interest is involved, but where the executive does not believe that a significant conflict of interest exists, the executive is required to obtain approval from the Audit and Compliance Committee before getting involved in that situation.

The Code of Ethics also prohibits directors, officers and employees from competing with the Bank, using the Bank’s information, or such director, officer or employee’s position, for personal gain, and taking corporate opportunities for personal gain.

The Code of Ethics also prohibits directors, officers, and employees from buying or selling the Bank’s shares or securities based on confidential or privileged information of material importance to the Bank and its businesses.

The Code of Ethics is posted on the “Investors Relations / Corporate Governance” section of the Bank’s website at http://www.bladex.com; you may also request a printed copy free of charge by sending a written request to the Secretary of the Bank at the address listed on the cover of this Proxy Statement.

Audit and Compliance Committee Report

The Audit and Compliance Committee is currently composed of three members of the Board, each of whom is independent of the Bank and its management, based upon the independence standard adopted by the Board, which incorporates the independence requirements under applicable laws, rules and regulations. The members of the Audit and Compliance Committee have maintained independence through the year 2016. The Board has adopted, and annually reviews, the Audit Committee Charter. The Audit Committee Charter specifies the scope of the Audit Committee’s responsibilities and how it carries out those responsibilities.

The Audit and Compliance Committee has evaluated and discussed the Bank’s December 31, 2016 audited consolidated financial statements, along with management’s assessment of the effectiveness of the internal control over financial reporting. The Bank’s management has presented to the Audit and Compliance Committee that the Bank’s audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards. Also, the Audit and Compliance Committee met with the independent registered public accounting firm and has discussed the results of the audit performed and evaluation of the internal control over financial reporting. The Audit and Compliance Committee also has discussed with Deloitte the matters that independent registered public accounting firms must communicate to audit committees under Public Company Accounting Oversight Board (“PCAOB”) rules.

The Audit and Compliance Committee also has received from Deloitte the written disclosures and the letter required by the PCAOB’s Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed with Deloitte the independence of Deloitte from the Bank, and has determined that Deloitte remains independent from the Bank. The Audit Committee also has considered whether the provision of audit-related services to the Bank is compatible with Deloitte’s independence, and has determined that the provision of such audit-related services to the Bank is compatible with Deloitte’s independence from the Bank.

Based on the review and discussions referred to above, the Audit and Compliance Committee recommended to the Board that the December 31, 2016 audited consolidated financial statements be included in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2016.

Respectfully submitted,

Audit and Compliance Committee

Maria da Graça França, Chair
Gonzalo Menéndez Duque, Director
Herminio A. Blanco, Director

Shareholders Proposals for 2018 Annual Meeting

Any proposals that a shareholder wishes to have included in the Bank’s Proxy Statement for the 2018 annual meeting of shareholders, including, without limitation, any nomination of a director who the shareholder is entitled to elect, must be received by the Secretary of the Bank at Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama, no later than January 12, 2018. In the event the proposal includes a nomination for a directorship, it must include material background information relating to the nominee to allow the Nomination and Compensation Committee to evaluate the nominee.

Other Matters

If any other matters should properly come before the Annual Meeting, proxies solicited hereby will be voted with respect to such other matters in accordance with the best judgment of the persons voting the proxies.

By Order of the Board of Directors,

Jorge Luis Real
Secretary

March 16, 2017

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. E17264-P89460 1. To approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2016 (Proposal 1) 2. To ratify Deloitte as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2017 (Proposal 2) 3. Election of One Class E Director (Proposal 3) 4. To approve, on an advisory basis, the Bank’s executive compensation (Proposal 4) 5. Executive compensation Frequency Shareholder Vote (Proposal 5) 6. To transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. P.O. BOX 0819-08730 PANAMA CITY, PANAMA V.1.1 3a. Mario Covo 1 Year 2 Years 3 Years Abstain ! ! ! ! ! ! ! For Against Abstain For Against Abstain For Withhold ! ! ! ! ! ! ! ! The Board of Directors recommends you vote FOR the following proposals: The Board of Directors recommends you vote 1 year on the following proposal: VOTE BY INTERNET - www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. E17265-P89460 BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. P R O X Y THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 19, 2017 T he undersigned, revoking all previous proxies, hereby appoints João Carlos de Nóbrega Pecego and Ricardo Manuel Arango, or any one of them, each with full power of substitution, as proxy holder in place of the undersigned person, to vote all shares of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the "Bank") which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Bank to be held at the Hilton Panama Hotel, Ave. Balboa and Calle Aquilino de la Guardia, Panama City, Republic of Panama, on April 19, 2017 at 10:30 a.m. (Panama time), and at any postponements or adjournments thereof. The shar es represented by this proxy, when properly executed, will be voted in the manner directed herein by the undersigned. Unless otherwise specified in the squares provided or as indicated on the reverse side, the undersigned’s vote will be cast FOR Proposals (1), (2), (3), (4) and FOR 1 year on Proposal (5) and in the proxy holder’s discretion with respect to any other business which may properly come before the Annual Meeting or any postponements or adjournments thereof. If any other matters properly come before the Annual Meeting of Shareholders or any postponements or adjournments thereof, the persons named in this proxy will vote in their discretion. PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE. V.1.1